EXHIBIT 21

SUBSIDIARIES OF THE COMPANY

OmniComm Europe GmbH.	(Active)
OmniComm USA, Inc.	(Active)
OmniComm Ltd.	(Active)
OmniComm Spain S.L.	(Active)
OmniComm Systems B.V OmniComm eClinical Private Ltd.	(Active) (Active)